August 8, 2007

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Re:	Compañía de Telecomunicaciones de Chile S.A.
(Telecommunications Company of Chile)
Form 20-F for Fiscal Year Ended December 31, 2006
Filed April 13, 2007
File No. 1-10579

Dear Mr. Spirgel:

Thank you for your letter dated July 25, 2007, setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) relating to the annual report on Form 20-F for the year ended December 31, 2006 of Compañía de Telecomunicaciones de Chile S.A. (Telecommunications Company of Chile or the “Company”), as well as our supplemental response letter dated July 13, 2007.

We set forth below our responses to the Staff’s comments. In order to facilitate the Staff’s review, we have reproduced the captions and numbered comments from the Staff’s comment letter in boldface text and our responses follow each comment.

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Mr. Larry Spirgel
Assistant Director, Division of Corporation Finance
United States Securities and Exchange Commission
August 8, 2007

Changes in internal controls, page 107

1.	We note your response to prior comment 1. Please confirm to us that you will provide the disclosure required by Item 308(c) of Regulation S-K in future filings.

We note, respectfully, that as a 20-F filer, we are subject to Item 15(d) of Form 20-F and we hereby confirm that we will provide the disclosure required by Item 15(d) of Form 20-F in future filings.

Note 3(ii). Changes in estimation of international traffic, page F-27

2.           We note your response to prior comment 4. Please tell us in more detail how the recalculation of traffic flows based on prepayments or partial payments with certain correspondents refined the data relating to amounts and traffic minutes accumulated and outstanding. Also, tell us what is meant by correspondents. Further, tell us whether the actual settlement amounts required material adjustments to the estimated amounts previously recognized.

"Correspondent" refers to a telecommunications company operating outside of Chile that enters into agreements with us for the transportation of telecommunications traffic from and into other countries. These agreements are entered into with each correspondent for each international route for terms of up to 24 months.

For each agreement, the parties agree upon a price based on the following variables:

•	How traffic is transported: submarine fiber optic, ground or satellite systems
•	Where the calls terminate: fixed network (metropolitan area or rest of the country) or mobile network (depending on the company)
•	Special services: country direct, 800 line or manual collect charges
•	Traffic hours: daytime, nights or weekends
•	Indirect access to destination point
•	Traffic detours due to contingencies
•	Traffic volume

Amounts receivable from and payable to correspondents are estimated on the basis of the Company's existing agreements with each correspondent. Each of

Mr. Larry Spirgel
Assistant Director, Division of Corporation Finance
United States Securities and Exchange Commission
August 8, 2007

these agreements provides for payments based on (i) the number of minutes times a "market price" in effect at the time of usage, and/or (ii) the number of minutes times an "agreed price" for volumes ranging between certain minimum and maximum traffic levels; provided, however, that for any traffic volume above or below the agreed range, the amount due being dependent on the aforementioned variables, will vary on a case-by-case basis.

Prior to 2005, the process of estimating amounts receivable from and payable to correspondents was done manually. Given the complexity associated with the term of the agreements, the different prices and the traffic variables, these amounts were based on incoming and outgoing minutes and using an average price for all traffic, without distinction between the agreements with individual correspondents or the aforementioned price variables. In other words, it was a global calculation based on averages prices.

When we implemented the new system in 2005, we performed an initial test of the system by recalculating amounts receivable from and payable to correspondents for the three preceding years for accounts that had not yet reached their respective settlement dates. To this end, we agreed with our correspondents to advance the settlement process on a one-time basis. In our letter dated July 13, 2007, we referred to these advance payments as “prepayments”, i.e., the settlement dates that otherwise would have occurred on future dates for completed traffic flows under the agreements were moved forward. This allowed the Company to determine outstanding balances with greater accuracy under the new system by identifying traffic with a specific price taking into account all the variables under the applicable contract and led to a net charge of ThCh$ 10,624,218 (US$20.7 million) in 2005 results. The test confirmed for us that the new system provides a more refined estimate, closer to the actual settlement amount. In view of this, the Company implemented the system on a going forward basis.

Under this new system, amounts receivable and payable are estimated automatically. This makes it possible to obtain a more accurate monthly valuation that will not generate significant differences at the time of settlement.

The current record-keeping process for correspondent agreements identifies each correspondent and indicates traffic levels and agreed prices, thus allowing monthly tracking and adjustment of estimates.

Mr. Larry Spirgel
Assistant Director, Division of Corporation Finance
United States Securities and Exchange Commission
August 8, 2007

Note 37(k). Revenue Arrangements with Multiple Deliverables, page F-57

3.           We note your response to prior comment 5. Please tell us how you concluded that the equipment has a standalone value to the customer and there is objective and reliable evidence of the fair value for the equipment and the related voice and data service agreement. Refer to paragraph 9 of EITF 00-21. Also, tell us whether the functionality of the equipment is dependent on your voice and data services.

The equipment comprising the Multiple Deliverables includes data equipment, call center equipment, PABX (Private Business eXchange) and videoconferencing equipment.

This equipment has standalone value to the customer for the following reasons:

•	It is a standard set of assets acquired from market providers of telecommunications equipment and the equipment’s functionality is not dependent on the voice and data services that we provide.
•
The Company's business strategy for corporate customers consists in offering "customized solutions", which means that the equipment may be offered separately and solutions may or may not include equipment, depending on the customer's needs.

•	The equipment can be sold separately from the rest of the service package.
•	An active market exists for this equipments in Chile, thus confirming evidence of its fair value.

There is objective and reliable evidence of the fair value of the telecommunications services that form part of Multiple Deliverables because it is referenced to a monetary value, which is the amount charged when such services are acquired separately in the market, without acquiring them as part of a multi-element package.

4.           We note your response to prior comment 6. Please tell us how you concluded that the handset has a standalone value to the customer and there is objective and reliable evidence of the fair value for the handset and the related free prepaid minutes and any activation fee. Refer to paragraph 9 of EITF 00-21. Also, tell us whether the functionality of the handset is dependent on your voice and/or data services.

Mr. Larry Spirgel
Assistant Director, Division of Corporation Finance
United States Securities and Exchange Commission
August 8, 2007

This equipment has standalone value to the customer for the following reasons:

•	It is mobile equipment whose technology is compatible with the networks of other competing companies.
•	The functionality of the handsets is not dependent on our voice and/or data services.
•	The handsets are also sold to customers as replacements and as an upgrade to the latest technology.
•	An active market exists for this mobile equipment in Chile, thus confirming evidence of its fair value.

There is objective and reliable evidence of the fair value of the prepaid minutes service because it is referenced to a monetary value, which is the amount charged when the service is provided separately from the multiple element package.

The activation charge does not have a standalone value for the customer. Because fair value of the activation charge is not determinable, the Company uses the residual method in accordance to EITF 0021 (paragraph 12). In addition, as we mentioned previously, any activation fees, which represents the excess of the proceeds received over the aggregate fair values of the handset and free minutes included in the arrangement, were deferred and recognized during the estimated average period of customer tenure. Such amounts have been insignificant.

Note 37(m). Connection Fees and Installation Costs, page F-58

5.           We note your response to prior comment 7. Please tell us why it is appropriate to capitalize installation costs as fixed assets under US GAAP. Also, tell us the estimated useful life and how you determined the estimated useful life of the installation costs capitalized as fixed assets. We further note your statement that your deferred revenues from installations/connections have been insignificant. Accordingly, we assume that your capitalized installation costs exceed the related revenues. Please tell us:

Mr. Larry Spirgel
Assistant Director, Division of Corporation Finance
United States Securities and Exchange Commission
August 8, 2007

•	The amounts of the deferred customer installation/connection revenue included in deferred revenue in the US GAAP consolidated condensed balance sheets as of December 31, 2006 and 2005.

•	The amounts of the deferred customer installation costs included in the US GAAP consolidated condensed balance sheets as of December 31, 2006 and 2005.

•	Your consideration of Question 5 of SAB Topic 13(A)(3)(f) when determining the period of amortization of the deferred customer installation costs.

•
Why it is appropriate to amortize any excess customer installation costs over their useful life. It appears to us that these costs should be expensed as incurred unless these costs can be recovered over the initial contract term for each specific customer. If these costs can be recovered over the initial contract term, the amortization period is limited to the initial contract term for each specific customer. Also, if a specific customer terminates its contract during the initial contract term, the related customer installation costs should be written-off.

Under US GAAP, the amounts of deferred customer connection revenue included in deferred revenue in the consolidated balance sheets as of December 31, 2006 and 2005 were ThCh$ 1,677,905 and ThCh$ 1,941,747, respectively.

Under US GAAP, the amounts of capitalized costs incurred in the installation of the Company’s equipment at customer homes, which are recorded under Property, Plant and Equipment in the consolidated balance sheets as of December 31, 2006 and 2005, were ThCh$ 7,887,740 and ThCh$ 2,777,985, respectively.  The increase in installation costs from 2005 to 2006 was due to growth of our broadband business and the launch of our new television business.  There was not a corresponding increase in the connection revenue because it is offered free to the customer as a promotion for the new television services.

According to local standards, property, plant and equipment must include all costs incurred that are necessary for the assets to be able to be used by the customer and, therefore, begin to generate revenues for the Company.  The Company has incurred third-party labor costs for the installation of equipment at customer homes, in order to provide its fixed telephone, broadband and television services.  This equipment is owned by the Company, and both the cost of the equipment and

Mr. Larry Spirgel
Assistant Director, Division of Corporation Finance
United States Securities and Exchange Commission
August 8, 2007

the cost of its installation in order for it to begin operating are recorded under Property, Plant and Equipment in the consolidated balance sheet and are amortized over the useful life of the original asset, which is not different from US GAAP.

When a customer cancels the service or is disconnected, the Company has the operating capacity and the intention to withdraw the equipment from the home, refurbish it and install it at a different customer’s home.

Since we are capitalizing installation costs as fixed assets we do not believe that Question 5 of SAB Topic 13(A)(3)(f) is applicable.

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In providing the above responses, and in response to the Staff’s request, we hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings with the Commission;

•	Staff comments or changes to this disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Larry Spirgel
Assistant Director, Division of Corporation Finance
United States Securities and Exchange Commission
August 8, 2007

If you have any questions regarding this letter or the responses, please do not hesitate to contact the undersigned in Santiago, Chile at 562-691-3867 or fax: 562-691-3289, or our counsel, Nicholas Kronfeld of Davis Polk & Wardwell, at 212-450-4950 or fax: 212-450-3950.

Very truly yours,

/s/ Julio Covarrubias Fernández
Julio Covarrubias Fernández Chief Financial Officer

cc:	Nicholas A. Kronfeld
Davis Polk & Wardwell

Andrés Marchant
Ernst & Young Ltda.

Taiwo Danmola
Ernst & Young LLP

Mark O. Foreman
Ernst & Young LLP